

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2016

Via E-mail
Mr. Kevin Pollack
Chief Financial Officer
Lightlake Therapeutics, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

     Re: **Lightlake Therapeutics, Inc.**
            Form 10-K for Fiscal Year Ended July 31, 2015
            Filed October 26, 2015
            File No. 000-55330

Dear Mr. Pollack:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining